Exhibit 99.1

 Grupo Simec Files a Form 20-F/A for the 2021 Financial Year

GUADALAJARA, Mexico, March 17, 2023 /PRNewswire/ -- Grupo Simec, S.A.B. de C.V. (NYSE American: SIM) (the “Company”) on March 17, 2023 filed an Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2021, dated as of May 18, 2022, with the U.S. Securities and Exchange Commission at www.sec.gov (the “Form 20-F/A”). The Company filed the Form 20-F/A solely to amend a risk factor relating to weaknesses in internal controls by removing an inadvertent reference to a material weakness in 2019 and including a cross-reference to Item 8. “Financial Information—Legal Proceedings.” The Form 20-F/A also is available on the investor relations section of the Company’s website at https://gsimec.com.mx/sec-filings.php. Shareholders may request a hard copy of the Form 20-F/A, free of charge, by contacting the Company’s Finance coordinator, Mario Moreno Cortez, by email at mmoreno@gruposimec.com.mx.

About Grupo Simec

Grupo Simec is a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico and Brazil. Grupo Simec is also an important producer of structural and light structural steel products in Mexico in terms of sales volume. Grupo Simec’s SBQ products are used across a broad range of highly engineered end-user applications, including axles, hubs and crankshafts for automobiles and light trucks, machine tools and off-highway equipment. Its structural steel products are mainly used in the non-residential construction market and other construction applications.

Contact:	Mario Moreno Cortez
Grupo Simec, S.A.B. de C.V.
Calzada Lázaro Cárdenas 601
44440 Guadalajara, Jalisco, Mexico
+52 333 770 6700